Exhibit 99.1

21Vianet Group, Inc. Reports

Unaudited Third Quarter 2017 Financial Results

Adjusted EBITDA up 98.8% YoY to RMB135.0 million, exceeding high end of the Company’s guidance

Adjusted EBITDA margin up 8.2 percentage points to 15.2%

BEIJING, December 5, 2017 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2017. The Company will hold a conference call at 8:00 p.m. Eastern Time on Tuesday, December 5, 2017. Dial-in details are provided at the end of the release.

Third quarter 2017 Financial Highlights

•	Core hosting and related services revenues increased by 8.7% year over year to RMB759.3 million (US$114.1 million). Total net revenues were RMB886.0 million (US$133.2 million).

•	Gross profit increased by 1.6% year over year to RMB189.8 million (US$28.5 million). Gross margin expanded to 21.4% from 19.3% in the comparative period in 2016.

•	Adjusted EBITDA increased by 98.8% year over year to RMB135.0 million (US$20.3 million), exceeding the high end of the Company’s previous guidance. Adjusted EBITDA margin expanded to 15.2% from 7.0% in the comparative period of 2016.

Third quarter 2017 Operational Highlights

•	Total Monthly Recurring Revenues (“MRR”) per cabinet increased to RMB8,571 in the third quarter of 2017 from RMB8,311 in the second quarter of 2017.

•	Monthly Recurring Revenues for the Company’s hosting business (“Hosting MRR”) per cabinet increased to RMB7,817 in the third quarter of 2017 from RMB7,615 in the third quarter of 2016 and RMB7,697 in the second quarter of 2017.

•	Total cabinets under management increased to 27,424 as of September 30, 2017 from 27,361 as of June 30, 2017, with 21,273 cabinets in the Company’s self-built data centers and 6,151 cabinets in its partnered data centers.

•	Utilization rate was 74.4% in the third quarter of 2017, compared to 75.2% in the second quarter of 2017.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.97% in the third quarter of 2017, compared to 0.24% in the second quarter of 2017.

Mr. Steve Zhang, Chief Executive Officer of the Company, stated, “We are delighted to see our core IDC business maintained steady growth in the third quarter of 2017. Several of our large clients, such as JD Finance, Ele.me, Momo and Xiaomi, further expanded their capacity at our IDC centers. Meanwhile, as small and medium businesses continue to migrate from public cloud to hybrid cloud solutions, and as large businesses further evolve their requirements towards customized solutions, our competitive advantages in network quality, carrier neutrality and service quality have uniquely positioned us to capitalize on such market demand, as evidenced by our newly formed partnership with BMW. In terms of our managed network services (MNS) business, we completed its divestiture at the end of the third quarter. We view this as our milestone development, which will enable us to re-focus on our IDC business and strengthen our core competitive power. Overall, we believe we are leaner and stronger than ever before, and we have the right strategy to bring our business to the next level of growth.”

Mr. Terry Wang, Chief Financial Officer of the Company, further commented, “In the third quarter, our total net revenues were RMB886.0 million, in line with our previous guidance. Consistent with our strategy of business realignment and cost control, our profitability in the third quarter continued to improve. Our adjusted EBITDA reached RMB135.0 million in the quarter, exceeding the upper end of our guidance of RMB122.0 million. Adjusted EBITDA margin further expanded to 15.2% in the quarter from 7.0% in the prior year period. We also saw an increase in our gross margin to 21.4% in the quarter from 19.3% in the prior year period. Additionally, our net cash from operating activities increased to RMB208.6 million in the third quarter. With our divestiture of the MNS business, we believe that we will be able to accelerate our future growth with the aid of a stronger cash flow.”

Third Quarter 2017 Financial Results

REVENUES: Total net revenues were RMB886.0 million (US$133.2 million) in the third quarter of 2017, compared to RMB968.0 million in the comparative period in 2016. The decrease in net revenues was mainly due to the decrease in revenues from MNS business, which was partially offset by the increase in revenues from hosting and related services business.

Net revenues for hosting and related services increased by 8.7% year over year to RMB759.3 million (US$114.1 million) in the third quarter of 2017 from RMB698.5 million in the comparative period in 2016. The increase was primarily due to the increase in revenues from the Company’s business lines across the segment.

Net revenues for MNS were RMB126.8 million (US$19.1 million) in the third quarter of 2017, compared to RMB269.5 million in the comparative period in 2016. The decrease was primarily due to intensifying competition and pricing pressure.

GROSS PROFIT: Gross profit increased by 1.6% to RMB189.8 million (US$28.5 million) in the third quarter of 2017 from RMB186.9 million in the comparative period in 2016. Gross margin increased to 21.4% in the third quarter of 2017 from 19.3% in the comparative period in 2016. The increase was primarily due to the Company’s execution of its cost control strategies.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, was RMB220.5 million (US$33.1 million) in the third quarter of 2017, compared to RMB224.6 million in the comparative period in 2016. Adjusted gross margin increased to 24.9% in the third quarter of 2017 from 23.2% in the comparative period in 2016.

OPERATING EXPENSES: Total operating expenses were RMB1,418.9 million (US$213.3 million) in the third quarter of 2017, compared to RMB313.8 million in the comparative period in 2016. The increase in operating expenses was primarily due to impairment of long-lived assets of RMB401.8 million (US$60.4 million) and impairment of goodwill of RMB766.4 million (US$115.2 million). Excluding the impairment of long-lived assets and impairment of goodwill, total operating expenses were RMB250.6 million (US$37.7 million).

Adjusted operating expenses, which exclude impairment of long-lived assets, impairment of goodwill, share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, improved by 20.5% to RMB228.2 million (US$34.3 million) in the third quarter of 2017 from RMB287.1 million in the comparative period in 2016. As a percentage of net revenues, adjusted operating expenses decreased to 25.8% in the third quarter of 2017 from 29.7% in the comparative period in 2016.

Sales and marketing expenses decreased by 22.8% to RMB77.3 million (US$11.6 million) in the third quarter of 2017 from RMB100.1 million in the comparative period in 2016. The decrease was primarily due to a decrease in third-party channel costs.

General and administrative expenses decreased by 20.3% to RMB129.7 million (US$19.5 million) in the third quarter of 2017 from RMB162.7 million in the comparative period in 2016. The decrease was primarily driven by a reduction in headcount.

Research and development expenses were RMB38.3 million (US$5.8 million) in the third quarter of 2017, compared to RMB36.1 million in the comparative period in 2016. The increase was primarily driven by increased research staff for the Company’s core data center business.

Bad debt provisions decreased by 83.9% to RMB4.4 million (US$0.7 million) in the third quarter of 2017 from RMB27.1 million in the comparative period in 2016.

Changes in the fair value of contingent purchase consideration payable was negative RMB1.0 million (US$0.2 million) in the third quarter of 2017, compared to RMB12.3 million in the comparative period in 2016.

One-time impairment of long-lived assets was RMB401.8 million (US$60.4 million) in the third quarter of 2017.

One-time impairment of goodwill was RMB766.4 million (US$115.2 million) in the third quarter of 2017.

ADJUSTED EBITDA: Adjusted EBITDA for the third quarter of 2017 was RMB135.0 million (US$20.3 million), as compared with RMB67.9 million in the comparative period in 2016. Adjusted EBITDA margin expanded to 15.2% in the third quarter of 2017 from 7.0% in the comparative period in 2016. Adjusted EBITDA for the third quarter of 2017 excludes impairment of long-lived assets of RMB401.8 million (US$60.4 million), impairment of goodwill of RMB766.4 million (US$115.2 million), share-based compensation expenses of RMB15.8 million (US$2.4 million) and changes in the fair value of contingent purchase consideration payable which was a loss of RMB1.0 million (US$0.2 million).

Adjusted EBITDA for hosting and related services increased by 41.0% to RMB175.8 million (US$26.4 million) in the third quarter of 2017 from RMB124.8 million in the comparative period in 2016.

Adjusted EBITDA for MNS improved by 28.3% year over year to negative RMB40.8 million (US$6.1 million) in the third quarter of 2017 from negative RMB56.9 million in the comparative period in 2016.

NET PROFIT/LOSS: Net loss was RMB1,479.1 million (US$222.3 million) in the third quarter of 2017, compared to RMB171.5 million in the comparative period in 2016. The increase in net loss was primarily due to impairment of long-lived assets of RMB401.8 million (US$60.4 million), impairment of goodwill of RMB766.4 million (US$115.2 million), and disposal loss of subsidiaries of RMB180.0 million (US$27.1 million). Excluding the impact of the impairment of long-lived assets, impairment of goodwill and disposal loss of subsidiaries, net loss was RMB130.8 million (US$19.7 million) in the third quarter of 2017.

Adjusted net loss for the third quarter of 2017 was RMB68.8 million (US$10.3 million), as compared with an adjusted net loss of RMB91.4 million in the comparative period in 2016. Adjusted net loss in the third quarter of 2017 excludes impairment of long-lived assets of RMB401.8 million (US$60.4 million), impairment of goodwill of RMB766.4 million (US$115.2 million), disposal loss of subsidiaries of RMB180.0 million (US$27.1 million), impairment of long-term investment of RMB20.4 million (US$3.1 million), tax impact for the reconciliation adjustments of RMB6.0 million (US$0.9 million), amortization of intangible assets derived from acquisitions of RMB30.8 million (US$4.6 million), share-based compensation expenses of RMB15.8 million (US$2.4 million) and changes in the fair value of contingent purchase consideration payable which was a loss of RMB1.0 million (US$0.2 million). Adjusted net margin was negative 7.8% in the third quarter of 2017, compared to negative 9.4% in the comparative period in 2016.

LOSS PER SHARE: Diluted loss per share was RMB2.20 in the third quarter of 2017, which represents the equivalent of RMB13.20 (US$1.98) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares.

Adjusted diluted loss per share was RMB0.10 in the third quarter of 2017, which represents the equivalent of RMB0.60 (US$0.12) per ADS. Adjusted diluted loss per share is calculated using adjusted net loss divided by the weighted average number of shares.

As of September 30, 2017, the Company had a total of 669.9 million ordinary shares outstanding, or the equivalent of 111.7 million ADS.

BALANCE SHEET: As of September 30, 2017, the Company’s cash and cash equivalents and short-term investment were RMB1,823.4 million (US$274.1 million).

Recent Developments

In August 2017, the Company issued US$200 million in aggregate principal amount of USD-denominated notes due 2020 at a coupon rate of 7.000% per annum (the “Original Notes”). The Original Notes were offered outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended. The Company intends to use the Original Notes proceeds to refinance outstanding indebtedness, fund future capital needs, and for general corporate purposes.

In September 2017, the Company issued US$100 million in aggregate principal amount of USD-denominated notes due 2020 at a coupon rate of 7.000% per annum (the “Notes”). The Notes were priced at a slight premium of 100.04, with an effective yield of 6.98%. The Notes constitute a further issuance of, and were consolidated to form a single series with, the Original Notes. The Notes were initially subject to certain resale restrictions in the United States during the 40-day distribution compliance period pursuant to Regulation S under the Securities Act. The Notes were not fungible with the Original Notes until the expiration of the initial 40-day distribution compliance period. The Notes were offered outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended. The Company intends to use the Notes proceeds to refinance outstanding indebtedness, fund future capital needs, and for general corporate purposes. The USD$100 million is currently not reflected in the Company’s cash and cash equivalents account balance because the funds were not received by the Company until after September 30, 2017. The funds are instead in the Company’s prepaid expenses and other current assets account.

In September 2017, the Company completed divesting two business units within its MNS business. Prior to completion of this transaction, the Company’s MNS business included content delivery network (CDN) services, hosting area network services, route optimization and last-mile broadband businesses. After the completion of the transaction, the Company holds 33.3% equity interests in each of the six (6) wholly-owned companies engaged in the CDN, hosting area network services and route optimization businesses (collectively, the “WiFire Entities”) and 50% equity interest minus 1 share in Sichuan Aipu Network Co., Ltd., and the financials have been deconsolidated. For more information and details on the transaction, please go to: http://ir.21vianet.com/releasedetail.cfm?ReleaseID=1041788

To provide further support for the development of WiFire Entities, the Company is committed to inject up to RMB100 million and the joint venture partners are committed to inject up to RMB200 million into the WiFire Entities within the next 12 months. The Company’s injection will be in installments, based on the business need of the WiFire Entities, and can be in the form of equity or bridge loan, depending on the timing of the investment by the joint venture partners. As of November 2017, the Company has already injected RMB15 million and one joint venture partner has already injected RMB30 million into the WiFire Entities.

In November 2017, the Company announced that it has signed a five-and-half-year contract with BMW, the world’s leading automobile manufacturer. The Company will leverage its expertise and technology advantages in data center and cloud computing to provide a cutting-edge turnkey solution to BMW, which includes hosting, equipment and management services, as well as private and hybrid cloud services, to support BMW’s capacity needs in China.

Financial Outlook

Starting from the fourth quarter of 2017, the Company will only provide guidance for its hosting and related services business, as it has completed the divestiture of its MNS business. The following forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which is subject to change.

For the fourth quarter of 2017, the Company expects net revenues from the hosting and related services business to be in the range of RMB740 million to RMB760 million, compared to RMB703.2 million in the prior year period. Adjusted EBITDA for hosting and related services business is expected to be in the range of RMB160 million to RMB170 million, compared to RMB129.7 million in the prior year period.

Conference Call

The Company will hold a conference call on Tuesday, December 5, 2017 at 8:00 pm U.S. Eastern Time, or Wednesday, December 6, 2017 at 9:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	7689767

The replay will be accessible through December 13, 2017, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	7689767

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6533 to US$1.00, the noon buying rate in effect on September 30, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xueli Song

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2016	September 30, 2017
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,297,418	1,484,936	223,188
Restricted cash	1,963,561	1,861,717	279,819
Accounts and notes receivable, net	655,459	476,728	71,653
Short-term investments	277,946	338,499	50,877
Inventories	4,431	111	17
Prepaid expenses and other current assets	777,131	1,696,904	255,046
Amount due from related parties	182,615	374,423	56,276

Total current assets	5,158,561	6,233,318	936,876
Non-current assets:
Property and equipment, net	3,781,613	3,291,656	494,740
Intangible assets, net	977,341	418,857	62,955
Land use rights, net	167,646	164,633	24,745
Deferred tax assets	100,676	55,466	8,337
Goodwill	1,755,970	989,530	148,728
Long term investments	298,871	411,351	61,827
Restricted cash	33,544	3,399	511
Other non-current assets	147,302	78,318	11,771

Total non-current assets	7,262,963	5,413,210	813,614

Total assets	12,421,524	11,646,528	1,750,490

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	1,683,676	1,570,000	235,973
Accounts and notes payable	529,569	291,733	43,848
Accrued expenses and other payables	787,916	653,961	98,292
Deferred revenue	320,023	47,079	7,076
Advances from customers	201,397	426,927	64,168
Income taxes payable	21,899	20,145	3,028
Amounts due to related parties	121,928	284,324	42,734
Current portion of long-term bank borrowings	39,303	52,289	7,859
Current portion of capital lease obligations	243,723	220,179	33,093
Current portion of deferred government grant	5,107	4,601	692
Current portion of bonds payable	419,316	10,732	1,613

Total current liabilities	4,373,857	3,581,970	538,376
Non-current liabilities:
Long-term bank borrowings	268,221	273,509	41,109
Deferred revenue	62,531	—	—
Unrecognized tax benefits	28,689	24,474	3,678
Deferred tax liabilities	274,700	199,616	30,003
Non-current portion of capital lease obligations	536,623	548,294	82,409
Non-current portion of deferred government grant	25,886	23,013	3,459
Bonds payable	—	1,947,084	292,649
Derivative liabilities	—	676,629	101,698

Total non-current liabilities	1,196,650	3,692,619	555,005

Redeemable noncontrolling interests	700,000	—	—

Shareholders’ equity
Treasury stock	(204,557)	(337,683)	(50,754)
Ordinary shares	45	45	7
Additional paid-in capital	9,015,846	8,966,096	1,347,616
Accumulated other comprehensive gain	118,290	16,032	2,410
Statutory reserves	64,622	39,009	5,863
Accumulated deficit	(2,869,031)	(4,414,790)	(663,549)

Total 21Vianet Group, Inc. shareholders’ equity	6,125,215	4,268,709	641,593
Noncontrolling interest	25,802	103,230	15,516

Total shareholders’ equity	6,151,017	4,371,939	657,109

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	12,421,524	11,646,528	1,750,490

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017		September 30, 2016	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	698,502	743,398	759,255	114,117	1,965,484	2,209,364	332,070
Managed network services	269,504	135,281	126,780	19,055	775,643	417,527	62,755

Total net revenues	968,006	878,679	886,035	133,172	2,741,127	2,626,891	394,825
Cost of revenues	(781,124)	(690,716)	(696,234)	(104,645)	(2,212,362)	(2,068,650)	(310,921)

Gross profit	186,882	187,963	189,801	28,527	528,765	558,241	83,904
Operating expenses
Sales and marketing	(100,138)	(70,880)	(77,268)	(11,613)	(260,908)	(213,980)	(32,161)
Research and development	(36,079)	(43,108)	(38,308)	(5,758)	(110,912)	(119,803)	(18,007)
General and administrative	(162,746)	(139,113)	(129,683)	(19,492)	(452,904)	(404,599)	(60,812)
Bad debt provision	(27,103)	(16,449)	(4,366)	(656)	(70,114)	(36,280)	(5,453)
Changes in the fair value of contingent purchase consideration payable	12,285	1,032	(1,002)	(151)	26,110	2,897	435
Impairment of long-lived assets	—	—	(401,808)	(60,392)	—	(401,808)	(60,392)
Impairment of goodwill	—	—	(766,440)	(115,197)	—	(766,440)	(115,197)

Total operating expenses	(313,781)	(268,518)	(1,418,875)	(213,259)	(868,728)	(1,940,013)	(291,587)
Other operating income	6,783	—	5,439	817	6,783	5,439	817

Operating loss	(120,116)	(80,555)	(1,223,635)	(183,915)	(333,180)	(1,376,333)	(206,866)
Interest income	3,716	7,188	6,664	1,002	16,239	22,104	3,322
Interest expense	(49,490)	(40,033)	(57,417)	(8,630)	(157,937)	(134,477)	(20,212)
Impairment of long-term investment	—	—	(20,397)	(3,066)	—	(20,397)	(3,066)
Disposal loss of subsidiaries	—	—	(180,048)	(27,061)	—	(180,048)	(27,061)
Other income	19,090	1,458	7,220	1,085	23,563	13,504	2,030
Other expense	(1,010)	(2,636)	(12,630)	(1,898)	(14,624)	(16,828)	(2,529)
Foreign exchange gain (loss)	8,511	(10,372)	(5,628)	(846)	27,492	(21,481)	(3,229)
Loss on debt extinguishment	(29,841)	—	—	—	(29,841)	—	—

Loss before income taxes and gain from equity method investments	(169,140)	(124,950)	(1,485,871)	(223,329)	(468,288)	(1,713,956)	(257,611)
Income tax expense	(10,064)	(1,387)	(19,794)	(2,975)	(6,658)	(37,308)	(5,607)
Gain from equity method investments	7,656	7,080	26,546	3,990	28,231	36,051	5,419

Net loss	(171,548)	(119,257)	(1,479,119)	(222,314)	(446,715)	(1,715,213)	(257,799)
Net loss attributable to noncontrolling interest	37,579	22,444	104,354	15,685	72,971	143,841	21,619

Net loss attributable to ordinary shareholders	(133,969)	(96,813)	(1,374,765)	(206,629)	(373,744)	(1,571,372)	(236,180)

Loss per share
Basic	(0.15)	(0.18)	(2.20)	(0.33)	(0.63)	(2.54)	(0.38)
Diluted	(0.15)	(0.18)	(2.20)	(0.33)	(0.63)	(2.54)	(0.38)
Shares used in loss per share computation
Basic*	682,146,465	670,534,467	670,701,497	670,701,497	594,573,516	673,261,889	673,261,889
Diluted*	682,146,465	670,534,467	670,701,497	670,701,497	594,573,516	673,261,889	673,261,889

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.90)	(1.08)	(13.20)	(1.98)	(3.78)	(15.24)	(2.28)
Diluted	(0.90)	(1.08)	(13.20)	(1.98)	(3.78)	(15.24)	(2.28)

*	Shares used in loss per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017		September 30, 2016	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	186,882	187,963	189,801	28,527	528,765	558,241	83,904
Plus: share-based compensation expense	1,173	42	(181)	(27)	(5,975)	(361)	(54)
Plus: amortization of intangible assets derived from acquisitions	36,504	31,258	30,848	4,636	113,668	93,478	14,050

Adjusted gross profit	224,559	219,263	220,468	33,136	636,458	651,358	97,900

Adjusted gross margin	23.2%	25.0%	24.9%	24.9%	23.2%	24.8%	24.8%
Operating expenses	(306,998)	(268,518)	(1,413,436)	(212,442)	(861,945)	(1,934,574)	(290,770)
Plus: share-based compensation expense	32,208	11,563	15,981	2,402	68,031	32,089	4,823
Plus: changes in the fair value of contingent purchase consideration payable	(12,285)	(1,032)	1,002	151	(26,110)	(2,897)	(435)
Plus: impairment of long-lived assets	—	—	401,808	60,392	—	401,808	60,392
Plus: Goodwill impairment	—	—	766,440	115,197	—	766,440	115,197

Adjusted operating expenses	(287,075)	(257,987)	(228,205)	(34,300)	(820,024)	(737,134)	(110,793)

Net loss	(171,548)	(119,257)	(1,479,119)	(222,314)	(446,715)	(1,715,213)	(257,799)
Plus: share-based compensation expense	33,381	11,605	15,800	2,375	62,056	31,728	4,769
Plus: amortization of intangible assets derived from acquisitions	36,504	31,258	30,848	4,636	113,668	93,478	14,050
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	(12,285)	(1,032)	1,002	151	(25,615)	(2,897)	(435)
Plus: loss on debt extinguishment	29,841	—	—	—	29,841	—	—
Plus: impairment of long-lived assets	—	—	401,808	60,392	—	401,808	60,392
Plus: Goodwill impairment	—	—	766,440	115,197	—	766,440	115,197
Plus: Disposal loss of subsidiaries	—	—	180,048	27,061	—	180,048	27,061
Plus: Impairment of long-term investment	—	—	20,397	3,066	—	20,397	3,066
Plus: tax impact for the reconciliation adjustments	(7,256)	(6,101)	(6,004)	(902)	(21,768)	(18,218)	(2,738)

Adjusted net loss	(91,363)	(83,527)	(68,780)	(10,338)	(288,533)	(242,429)	(36,437)

Adjusted net margin	-9.4%	-9.5%	-7.8%	-7.8%	-10.5%	-9.2%	-9.2%
Net loss	(171,548)	(119,257)	(1,479,119)	(222,314)	(446,715)	(1,715,213)	(257,799)
Minus: Provision for income taxes	(10,064)	(1,387)	(19,794)	(2,975)	(6,658)	(37,308)	(5,607)
Minus: Interest income	3,716	7,188	6,664	1,002	16,239	22,104	3,322
Minus: Interest expenses	(49,490)	(40,033)	(57,417)	(8,630)	(157,937)	(134,477)	(20,212)
Minus: Loss on debt extinguishment	(29,841)	—	—	—	(29,841)	—	—
Minus: Exchange gain (loss)	8,511	(10,372)	(5,628)	(846)	27,492	(21,481)	(3,229)
Minus: Gain from equity method investment	7,656	7,080	26,546	3,990	28,231	36,051	5,419
Minus: Other income	19,090	1,458	7,220	1,085	23,563	13,504	2,030
Minus: Other expenses	(1,010)	(2,636)	(12,630)	(1,898)	(14,624)	(16,828)	(2,529)
Minus: Impairment of long-term investment	—	—	(20,397)	(3,066)	—	(20,397)	(3,066)
Minus: Disposal loss of subsidiaries	—	—	(180,048)	(27,061)	—	(180,048)	(27,061)
Plus: depreciation	122,484	137,577	132,240	19,876	349,619	399,426	60,034
Plus: amortization	44,452	41,014	41,352	6,215	139,566	123,710	18,594
Plus: share-based compensation expense	33,381	11,605	15,800	2,375	62,056	31,728	4,769
Plus: changes in the fair value of contingent purchase consideration payable	(12,285)	(1,032)	1,002	151	(26,110)	(2,897)	(435)
Plus: impairment of long-lived assets	—	—	401,808	60,392	—	401,808	60,392
Plus: Goodwill impairment	—	—	766,440	115,197	—	766,440	115,197

Adjusted EBITDA	67,916	108,609	135,007	20,291	191,951	343,882	51,685

Adjusted EBITDA margin	7.0%	12.4%	15.2%	15.2%	7.0%	13.1%	13.1%
Adjusted net loss	(91,363)	(83,527)	(68,780)	(10,338)	(288,533)	(242,429)	(36,437)
Less: Net loss attributable to noncontrolling interest	37,579	22,444	104,354	15,685	72,971	143,841	21,619
Adjusted net loss attributable to the Company’s ordinary shareholders	(53,784)	(61,083)	35,574	5,347	(215,562)	(98,588)	(14,818)
Adjusted loss per share
Basic	(0.02)	(0.13)	(0.10)	(0.02)	(0.33)	(0.36)	(0.05)
Diluted	(0.02)	(0.13)	(0.10)	(0.02)	(0.33)	(0.36)	(0.05)
Shares used in adjusted loss per share computation:
Basic*	682,146,465	670,534,467	670,701,497	670,701,497	594,573,516	673,261,889	673,261,889
Diluted*	682,146,465	670,534,467	670,701,497	670,701,497	594,573,516	673,261,889	673,261,889
Adjusted loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.12)	(0.78)	(0.60)	(0.12)	(1.98)	(2.16)	(0.30)
Diluted	(0.12)	(0.78)	(0.60)	(0.12)	(1.98)	(2.16)	(0.30)

*	Shares used in adjusted loss/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (SEGMENT REPORTING)

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017		September 30, 2016	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
Hosting and related services
Operating profit	14,138	48,637	47,927	7,203	52,177	148,837	22,370
Plus: depreciation and amortization	89,982	109,868	111,510	16,760	248,255	322,010	48,398
Plus: share-based compensation expense	24,563	13,835	15,326	2,304	45,148	31,843	4,786
Plus: changes in the fair value of contingent purchase consideration payable	(3,898)	(1,032)	1,002	151	(18,372)	(2,897)	(435)

Adjusted EBITDA	124,785	171,308	175,765	26,418	327,208	499,793	75,119

Managed network services
Operating profit	(134,254)	(129,192)	(1,271,562)	(191,118)	(385,357)	(1,525,170)	(229,236)
Plus: depreciation and amortization	76,954	68,723	62,082	9,331	240,930	201,126	30,230
Plus: share-based compensation expense	8,818	(2,230)	474	71	16,908	(115)	(17)
Plus: changes in the fair value of contingent purchase consideration payable	(8,387)	—	—	—	(7,738)	—	—
Plus: impairment of long-lived assets	—	—	401,808	60,392	—	401,808	60,392
Plus: Goodwill impairment	—	—	766,440	115,197	—	766,440	115,197

Adjusted EBITDA	(56,869)	(62,699)	(40,758)	(6,127)	(135,257)	(155,911)	(23,434)

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	Jun 30, 2017	September 30, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(119,257)	(1,479,119)	(222,314)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange loss	10,372	5,628	846
Changes in the fair value of contingent purchase consideration payable	(1,032)	1,002	151
Gain on disposal of property and equipment	—	(2,837)	(426)
Loss from disposal of intangible assets	—	295	44
Depreciation of property and equipment	137,577	132,240	19,876
Amortization of intangible assets	41,014	41,352	6,215
Provision for doubtful accounts and other receivables	16,449	8,990	1,351
Impairment of long-lived assets	—	401,808	60,392
Impairment of goodwill	—	766,440	115,197
Impairment of long-term investment	—	20,398	3,066
Loss from disposal of subsidiaries	—	180,048	27,061
Share-based compensation expense	11,573	15,720	2,363
Deferred income taxes (benefit) expense	(8,058)	5,887	885
Gain from equity method investment	(7,080)	(26,546)	(3,990)
Gain from disposal of cost method investments	(1,425)	—	—
Dividend received from cost method investment	—	(396)	(60)
Changes in operating assets and liabilities
Restricted cash	(8,217)	2,075	312
Inventories	277	(658)	(99)
Accounts and notes receivable	30,509	36,562	5,495
Unrecognized tax benefits	1,981	951	143
Prepaid expenses and other current assets	(82,143)	(119,384)	(17,944)
Amounts due from related parties	(9,616)	13,280	1,996
Accounts and notes payable	(5,560)	26,379	3,965
Accrued expenses and other payables	61,956	120,015	18,038
Deferred revenue	(19,417)	(11,598)	(1,743)
Advances from customers	36,406	77,225	11,607
Income taxes payable	(13,508)	7,087	1,065
Amounts due to related parties	(6,139)	(13,419)	(2,017)
Deferred government grants	2,282	(786)	(118)

Net cash generated from operating activities	68,944	208,639	31,357

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(144,092)	(86,831)	(13,051)
Purchases of intangible assets	(5,466)	(43)	(6)
Payment for asset acquisition	(10,000)	—	—
Proceeds from disposal of property and equipment	—	14,679	2,206
Disposal of subsidiaries, net of cash	—	(64,580)	(9,706)
Payments for short-term investments	17	(337,137)	(50,672)
Proceeds received from maturity of short-term investments	484,932	—	—
Proceeds from disposal of cost method investment	1,425	—	—
Dividend received from cost method investment	—	396	60
Payments for long-term investments	(36,264)	(61,898)	(9,303)
Restricted cash	134,176	—	—

Net cash generated from (used in) investing activities	424,728	(535,414)	(80,472)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	35,513	37,920	5,699
Proceeds from exercise of stock options	13	171	26
Proceeds from long-term bank borrowings	23,662	11,740	1,765
Proceeds from issuance of 2020 bonds	—	1,316,974	197,943
Payment for issurance cost of 2020 bonds	—	(3,278)	(493)
Proceeds from short-term bank borrowings	20,000	—	—
Repayments of short-term bank borrowings	(18,000)	(40,676)	(6,114)
Repayments of long-term bank borrowings	(12,349)	(11,843)	(1,780)
Repayments of 2017 Bonds	(420,600)	—	—
Repayment of loan from a third party	—	(100,000)	(15,030)
Prepayment for shares repurchase plan	—	(3,866)	(581)
Payments for shares repurchase plan	(41,880)	(50,054)	(7,523)
Rental prepayments and deposits for sales and leaseback transactions	(31,813)	(39,513)	(5,939)
Payments for capital leases	(60,552)	(39,280)	(5,904)
Contribution from noncontrolling interest in a subsidary	22,962	62,357	9,373

Net cash (used in) generated from financing activities	(483,044)	1,140,652	171,442

Effect of foreign exchange rate changes on cash and short term investments	(32,322)	(86,759)	(13,040)
Net (decrease) increase in cash and cash equivalents	(21,694)	727,117	109,287
Cash and cash equivalents at beginning of period	779,513	757,819	113,901

Cash and cash equivalents at end of period	757,819	1,484,936	223,188